Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 50 N. Laura Street, Suite 2850 / Jacksonville, FL 32202 Tel: 904.665.3600 Fax: 904.665.3621 www.nelsonmullins.com	Daniel B. Nunn, Jr. Tel: 904.665.3601 Fax: 904.665.3621 daniel.nunn@nelsonmullins.com

October 2, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	New Patriot Transportation Holding, Inc. (the “Company”)
Form 10-12B
Filed August 22, 2014
File No. 001-36605

Dear Ms. Nguyen:

We refer to the letter dated September 18, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (“SEC”) setting forth the comments of the staff of the SEC (the “Staff”) on the Registration Statement on Form 10, File No. 001-36605, filed on August 22, 2014 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter. For your convenience, we have enclosed four clean copies of the Amendment and four copies that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the response refer to pages in the marked copy of the Information Statement.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Form 10-12B

General

1.	Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the NASDAQ that the company’s listing application has been approved.

Company Response: The Company acknowledges the Staff’s comment. The Company intends to request acceleration of effectiveness of the Form 10 after its listing application has been approved.

2.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Company Response: The Company acknowledges the Staff’s comment. Mock-ups of any pages that will include any pictures or additional graphics will be provided for the Staff’s review prior to printing and distribution of the Information Statement.

3.	We note that you will reorganize pursuant to a holding company merger and that FRP Holding will distribute to the Existing Patriot shareholders all of the issued and outstanding common shares of New Patriot. Please provide us an analysis explaining why you are not required to register the spin-off under the Securities Act. In regards to the reorganization transaction, we note that this transaction does not appear to be registered. Please also tell us what exemption you are relying upon, if this is the case.

Company Response: Holding Company Merger. The Company has concluded that the holding company merger does not involve a “sale” of securities for purposes of the Securities Act of 1933 (the “Securities Act”) and, accordingly, does not require registration.

In the holding company merger, Patriot Merger Sub, Inc., a newly-formed subsidiary of FRP Holdings (a recently-formed subsidiary of Existing Patriot) will merge with Existing Patriot pursuant to Section 607.11045 of the Florida Business Corporation Act (“FBCA”), which is patterned after § 251(g) of the Delaware General Corporation Law. In the holding company merger, (i) all of the outstanding shares of Existing Patriot will be converted into the same number of shares of FRP common stock and (ii) all of the outstanding shares of Existing Patriot will be converted into shares of the surviving corporation so that Existing Patriot will become a wholly-owned subsidiary of FRP. Section 607.11045 allows a holding company merger to be consummated without shareholder approval if certain conditions are satisfied to assure that the securities to be issued to the parent company’s shareholders are virtually identical, in terms of value and governing documents, to the shares of the public company which are exchanged in the merger.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

The Company’s conclusion that registration under the Securities Act is not required in connection with the holding company merger is consistent with the prior determinations of the Division of Corporation Finance in Northwest Airlines Corporation (available December 16, 1998); AOL Time Warner, Inc. (available November 15, 2000); Haliburton Company (available December 11, 1996); INDRESCO, Inc. (available October 31, 1995); and Toys “R” Us, Inc. (available December 1, 1995). Each of these transactions involved a reorganization pursuant to § 251(g) of the Delaware General Corporation Law.

In the no-action letters described above, the Division applied a fourteen factor test. Our analysis of these factors to the holding company merger is set forth below.

(1)	Stockholder approval of the transaction is not required.

Shareholder approval of the holding company merger is not required under Section 607.11045 of the Florida Business Corporation Act (“FBCA”).

(2)	Stockholder approval of the transaction is not being sought.

Existing Patriot is not seeking shareholder approval for the holding company merger.

(3)	The shareholders of the public corporation are not entitled to dissenters’ appraisal rights.

Under Section 607.11045 of the FBCA shareholders of Existing Patriot will not be entitled to dissenters’ appraisal rights.

(4)	The public corporation shareholders will receive securities of the same class evidencing the same proportional interests in the holding company as those they held in the public corporation.

Shareholders of Existing Patriot will receive securities of the same class evidencing the same proportional interests in FRP Holdings, Inc. as they held in Existing Patriot.

(5)	The business conducted by the public corporation will not change as a result of the transaction.

The business conducted by Existing Patriot will not change as a result of the holding company merger.

(6)	The board of directors and officers of the holding company will be identical to the board of directors and officers of the public corporation as they were immediately prior to the consummation of the reorganization.

The board of directors and officers of FRP Holdings, Inc. will be identical to the board of directors and officers of Existing Patriot as they were immediately prior to the holding company merger.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

(7)	The rights and interests of the holders of the holding company’s common stock will be substantially the same as those they had as holders of the public corporation’s common stock.

The rights and interests of the holders of FRP’s common stock will be substantially the same as those they had as holders of the public corporation’s common stock. As required by Section 607.11045, the articles of incorporation and bylaws of FRP will be substantially identical to the articles of incorporation of Existing Patriot.

(8)	The holding company will be formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities.

FRP was recently formed for the sole purpose of effecting the reorganization and, prior to the consummation of the reorganization, will have no significant assets or liabilities.

Please note that the Information Statement has been revised to reflect that FRP Holdings, Inc., a recently formed subsidiary of Existing Patriot (“FRP”), will serve as the new holding company. FRP was formed as a Florida corporation on April 22, 2014, for the sole purpose of effecting the reorganization. FRP has not conducted any business operations. Immediately prior to the holding company merger, FRP will have a nominal amount of stock outstanding and will have no assets other than (i) a nominal amount of cash representing its initial capitalization and (ii) the stock of two recently formed corporations (Patriot Merger Sub, Inc. and New Patriot Transportation Holding, Inc.) that have not conducted any business operations and have no assets other than a nominal amount of cash representing their initial capitalization.

(9)	Immediately following the transaction, the holding company will have substantially the same assets and liabilities as Existing Patriot had prior to the holding company merger on a consolidated basis.

Immediately following the holding company merger, FRP will have substantially the same assets and liabilities as Existing Patriot had prior to the holding company merger on a consolidated basis.

(10)	The common stock of the holding company will be issued solely as part of a reorganization of the public corporation into a holding company structure.

The common stock of FRP will be issued solely as part of a reorganization of Existing Patriot into a holding company structure.

(11)	The common stock of the public corporation is registered under Section 12 of the Exchange Act.

The common stock of Existing Patriot is registered under Section 12 of the Exchange Act.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

(12)	The public corporation is current in its reporting requirements under Section 13 of the Exchange Act.

Existing Patriot is current in its reporting requirements under Section 13 of the Exchange Act.

(13)	On the effective date of the transaction, the public corporation will file a Form 8-K describing the holding company merger.

On the effective date of the holding company merger, FRP will file a Form 8-K describing the restructuring.

(14)	Promptly after the transaction, the holding company will issue a press release describing the transaction.

Promptly after the holding company merger, FRP will issue a press release describing the holding company merger.

For the reasons described above, the Company has concluded that the holding company merger will not involve a “sale” of securities and, accordingly, does not require registration under the Securities Act.

Spin-off Transaction. The Company has concluded that it is not required to register the shares issued in the spin-off because the spin-off meets the conditions of Staff Legal Bulletin No. 4 (“SLB 4”). SLB 4 states the Staff’s position that a subsidiary does not need to register a spin-off under the Securities Act if five conditions are satisfied. An analysis of why the distribution complies with these conditions is set forth below:

(1)	The parent shareholders do not provide consideration for the spun-off shares.

The shareholders of FRP will not provide any consideration for the shares of New Patriot common stock to be issued to them.

(2)	The spin-off is pro rata to the parent shareholders.

Subject to the treatment of fractional shares described below, FRP will distribute to its shareholders as of the record date all of the issued and outstanding shares of New Patriot common stock. This distribution will be made as a pro rata dividend. FRP shareholders will only receive full shares of New Patriot common stock in the distribution. As is typical in spin-off transactions, all fractional shares that would have otherwise been distributed will be aggregated and sold by FRP’s transfer agent, and the transfer agent will distribute a pro rata portion of the net sales proceeds to FRP shareholders who would otherwise have been entitled to receive a fractional share of New Patriot common stock. Accordingly, immediately following the distribution, other than due to the treatment of fractional shares, each FRP shareholder will own the same relative interest in FRP and New Patriot.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Consistent with SLB 4, (i) the transfer agent will sell the fractional shares in the open market, (ii) the transfer agent, in its sole discretion (without influence by FRP or New Patriot) shall determine when, how, through which broker-dealers and at what price to make such sales, and (iii) the transfer agent and its broker-dealers will not be affiliates of New Patriot or FRP.

(3)	The parent provides adequate information about the spin-off and its subsidiary to its shareholders and the trading markets.

SLB 4 provides that, if the subsidiary to be spun-off is a non-reporting company, the adequate information requirement is satisfied if (i) the parent delivers an information statement that describes the spin-off and the subsidiary that substantially complies with Regulation 14A or 14C under the Exchange Act, and (ii) the subsidiary registers the spun-off securities under the Exchange Act. The Company believes that the Information Statement substantially complies with Regulation 14A or 14C under the Exchange Act and has filed the Form 10 in order to register the New Patriot common stock under the Exchange Act.

(4)	The parent has a valid business purpose for the spin-off.

Existing Patriot’s board of directors believes that the separation and distribution will achieve a number of important business objectives, including (a) allowing management of each business to focus solely on that business, (b) providing employees of each business stock-based incentives linked solely to his or her employer and (c) enhancing access to financing by allowing the financial community to focus separately on each business.

(5)	If the parent spins off restricted securities, it has held these securities for at least two years.

SLB 4 states that the “two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third party.” Please note that the Information Statement has been revised to provide that the subsidiary being spun-off (New Patriot) is a recently-formed subsidiary of Existing Patriot currently known as New Patriot Transportation Holding, Inc. New Patriot was formed by FRP on August 5, 2014 and has conducted no business operations and has no assets other than a small amount of cash representing its initial capitalization. The sole business owned by New Patriot at the time of the distribution will consist of the existing transportation business of Existing Patriot.

For the reasons described above, the Company has concluded that the spin-off meets the conditions of SLB 4 and that registration under the Securities Act is not required.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Exhibit 99.1

Cover Page

4.	Please revise to disclose the amount of shares that will be converted in the corporate reorganization of Existing Patriot and the amount of New Patriot shares that will be distributed to shareholders in the distribution transaction. Similarly, please revise your summary to disclose this information.

Company Response: The Company has revised the disclosures on the cover page and in the summary to disclose that all of the outstanding shares of Existing Patriot will be converted in the corporate reorganization and that all of the outstanding New Patriot shares will be distributed to shareholders in the distribution transaction.

Questions and Answers, page 1

Why is Existing Patriot separating the real estate and transportation businesses?, page 1

5.	Please briefly discuss the costs and risks considered by the board of directors of Existing Patriot in determining whether to effect the spin-off, including among other factors the potential disruptions to your business as a result of the spin-off, the loss of synergies of operating as one company, the loss of benefits due to economies of scale of being part of a larger company, and the potential costs associated with becoming a separate publicly-traded company.

Company Response: The Company has revised the disclosure on page 1 to respond to the Staff’s comment.

6.	We note your disclosure that one of the reasons for the spin-off is so each company may “use their separate publicly traded stock as acquisition currency . . . .” Please clarify the extent to which the companies may use stock in connection with mergers and acquisitions in light of your disclosure in the second risk factor on page 16 that under your tax matters agreement for the two-year period following the distribution New Patriot will be prohibited, except in certain circumstances, from merging and consolidating, and in the last risk factor on page 24 that your revolving credit agreement will restrict your ability to make certain investments and merge with other companies.

Company Response: The Company has revised the disclosure on page 1 to respond to the Staff’s comment.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Can Existing Patriot decide to cancel the distribution?, page 2

7.	Please disclose what notification, if any, you will provide to stockholders should the board of directors waive a material condition or amend, modify, or abandon the spin-off and related transactions.

Company Response: The Company has revised its disclosure on page 2 to disclose the notification the Company will provide to shareholders should the board of directors waive a material condition or amend, modify or abandon the spin-off and related transactions.

Does New Patriot intend to pay cash dividends?, page 5

8.	Please revise this answer to clarify whether New Patriot intends to pay dividends. In this regard, we note your disclosure in the last risk factor on page 24 that your revolving credit agreement will restrict your ability to pay dividends, and in Note 4 on page F-10 that your credit agreement contains “negative covenants including limitations on paying cash dividends.” Please similarly revise your dividends section on page 43.

Company Response: The Company has revised the disclosure on pages 5 and 44 to respond to the Staff’s comment.

Summary, page 7

9.	Please disclose the debt that you will assume in connection with the spin-off and the new $25 million revolving line of credit facility.

Company Response: The Company has revised the disclosure on page 7 to respond to the Staff’s comment.

Our Competitive Strengths, page 7

We have Strong Relationships with Key Customers, page 8

10.	We note your disclosure here and on page 49 regarding your strong customer relationships. Please explain the nature of these relationships, whether they are contractual or informal in nature, and the duration of any material contracts.

Company Response: The Company has revised the disclosure on pages 8 and 50 to respond to the Staff’s comment.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Our Business Strategy, page 8

11.	We note your disclosure here that you intend to increase your business with current customers in new markets and expand the product markets that you serve. Please disclose the new markets that you intend to target.

Company Response: The Company has revised the disclosure on page 8 to respond to the Staff’s comment.

Pursue Strategic Acquisition Opportunities, page 8

12.	Please balance this disclosure by disclosing that your ability to pursue certain acquisitions or strategic transactions may be restricted in order to preserve the tax-free nature of the distribution, or may be restricted by financial covenants in your credit agreements.

Company Response: The Company has revised the disclosure on page 8 to respond to the Staff’s comment.

Risk Factors, page 14

General

13.	We note your disclosure on page 30 that the time required to separate the transportation business from the real estate businesses will take significant management time and attention and could disrupt Existing Patriot’s operations. We also note your disclosures on page 57 and page 85 with respect to dual management roles at New Patriot, FRP Holding and other external companies with your executive officers. Please discuss this in a risk factor and, to the extent possible, quantify the amount of time you expect your management to devote to your business.

Company Response: The Company has added two risk factors on page 17 to respond to the Staff’s comment.

Risks Relating to the Separation, page 14

New Patriot has no history of operating as an independent company, page 14

14.	We note your disclosure in the last bullet point here that New Patriot’s historical financial information does not reflect the debt that it will incur as part of the separation and distribution. Please quantify this debt here.

Company Response: The Company has revised the disclosure on page 14 to delete this bullet point, as the debt is included in its historic financial statements. The $10.2 million in long-term debt shown on the Company’s June 30, 2014, balance sheet is the debt that will be refinanced at closing under New Patriot’s new credit facility.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

The Separation, page 29

Reasons for the Separation, page 29

15.	We note your disclosure on page 30 that you expect to incur “significant” costs in connection with the transition. Please quantify and discuss these costs. Please also quantify, if available, the anticipated effect of the loss of synergies from operating as one company.

 Company Response: The Company has revised the disclosure on page 29 to respond to the Staff’s comment.

16.	We note that one of the reasons for the separation is to permit the management team of each company to focus on its own strategic and operational priorities. We also note that your officers, other than Mr. Edward Baker and Mr. Sandlin, will hold the same positions at FRP Holding, Inc. Please explain how this is consistent with the objectives of the spin-off.

Company Response: One of the key reasons for the separation is to permit the management team of each company to focus on its own strategic and operational priorities. Each company will have a separate board of directors that will be able to make decisions about strategic planning, allocation of resources and deployment of capital without having to consider the business of the other company. Each company does have separate management teams other than the three shared executive officers.

New Patriot will provide to FRP the services of three of its executive officers on a transition basis under the terms of a Transition Services Agreement that is described in the Information Statement and that will be filed as an exhibit to the Form 10. New Patriot believes that this arrangement will help to minimize the incremental public company costs and to mitigate against loss of synergies during the one-year term of the Transition Services Agreement. The Company does not believe that providing the services of these executives to FRP on a short-term basis under the Transition Services Agreement is inconsistent with the long-term objectives of the spin-off.

Holding Company Merger Prior to the Distribution, page 31

17.	We note your discussion here concerning the transaction wherein Existing Patriot will be merged with and into a newly formed subsidiary of FRP, and that Existing Patriot will be merged with and into “Merger Sub.” Please reflect this step in the diagrams on pages 32 and 33.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Company Response: The Company has revised the diagrams on pages 10, 11, 32 and 33 to respond to the Staff’s comment. Please note that these diagrams and the disclosures on the cover page, under the caption "Note Regarding the Use of Certain Terms" and on pages 1, 7, 9, 29, 31 and 104 also have been revised to reflect the use of FRP Holdings, Inc., a recently formed Florida corporation, as the new holding company and the use of New Patriot Transportation Holding, Inc., a recently formed Florida corporation, as the spun-off company.

Treatment of Fractional Shares, page 33

18.	Please confirm that the transfer agent and broker-dealers it uses are not affiliates of New Patriot or FRP Holdings. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4 (Sept. 16, 1997).

Company Response: The Company confirms that the transfer agent and the broker-dealers it will use are not affiliates of New Patriot or FRP Holdings.

Material U.S. Federal Income Tax Consequences of the Distribution, page 35

19.	We note that you have included the tax discussion in this section and that you will receive an opinion from tax counsel regarding the material tax consequences of the distribution. Please revise to delete the word referring to this section of the material tax consequences as a “summary” on page 38 and clarify that your discussion is the opinion of tax counsel.

Company Response: The Company has revised the disclosure on pages 36-38 to respond to the Staff’s comment.

Our Business, page 46

History of Our Business, page 46

20.	Please correct the date disclosed for the acquisition of Pipeline Transportation, Inc. to November 2013.

Company Response: The Company has revised the disclosure on page 48 to correct the date disclosed for the acquisition of Pipeline Transportation, Inc. to November 2013.

Tractors and Trailers, page 51

21.	We note your disclosure that your trailers have a typical useful life of 8 to 20 years. Please tell us why you believe you operate a “modern fleet” when a substantial portion of your trailers are between 15 and 20 years old.

Company Response: The Company has revised the disclosures to clarify that the Company has a “modern tractor fleet.”

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Management, page 57

22.	We note your disclosure on page 85 that John Baker serves as Chairman of Bluegrass Materials, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Please revise to disclose all outside employment and directorships of your executive officers and directors in this section and the board of directors section on page 58. Refer to Item 401(e) of Regulation S-K.

Company Response: The Company has revised the disclosure on page 59 to add a director position held by Mr. Thompson Baker and has confirmed that all outside employment and directorships of its executive officers and directors are disclosed in accordance with item 401(e) of Regulation S-K. Please note that neither John Baker nor his son, Edward L. Baker II, will serve as directors or executive officers of New Patriot. The disclosure regarding John Baker and Edward L. Baker II is included to comply with Item 404(a) of Regulation S-K.

Please also note that although Edward L. Baker will serve as a director of New Patriot, he will not serve as Chairman of the Board. Accordingly, the Company has revised the tables in the Compensation Discussion & Analysis and Executive Compensation sections to remove Edward L. Baker and to include James N. Anderson IV as the fifth named executive officer.

Management’s Discussion and Analysis, page 100

Executive Overview, page 100

Key Factors and Trends Affecting Our Business, page 101

23.	We note that you generate additional revenue for fees for extra stops to load or unload, powered product unloading, and toll costs. If any of these sources of revenue is material, please expand your discussion on transportation revenues to quantify amounts generated and to discuss any significant changes in the amounts between periods.

Company Response: The Company advises you that none of these sources of revenue were material for the periods presented. The aggregate additional revenue from these items represented between 2.7% and 3.0% for the periods presented. None of the individual items accounted for more than 1% of total revenue in any period.

Comparative Results of Operations, page 105

Nine Months Ended June 30, 2014 versus Nine Months Ended June 30, 2013, page 106

24.	Please reconcile the statements in the second paragraph that “new business and a longer average haul length drove the increase in revenue miles” with the statement that “[r]evenue per mile decreased . . . over the same period last year due to a longer average haul length and lower rates on the business acquired in the Pipeline acquisition.” We note, in this regard, your disclosure on page 102 that “[r]evenue per mile is higher on shorter hauls . . . .”

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Company Response: The Company has revised the disclosure on page 110 to clarify that (i) the increase in revenue miles was attributable to more loads hauled and a longer average haul length on the incremental business and (ii) the decrease in the revenue per mile metric was attributable to lower rates on the acquired Pipeline business and because revenue per mile generally declines as the average haul length increases.

The Company's revenue per mile is impacted by changes in customer rates and changes in average haul length. As noted on page 105, the Company's revenue per mile generally is higher on shorter hauls because loading and unloading time comprises a higher percentage of the delivery time. An increase in the average haul length increases revenue miles but generally results in lower revenues per mile.

25.	We note that revenues for the nine months ended June 30, 2014 increased from the prior corresponding interim period due to the Pipeline acquisition, new business, and a longer average haul length driving the increase in revenue miles. Please quantify the impact each factor contributed to the overall increase in revenue miles.

Company Response: The Company has revised its disclosure on page 110 to clarify that the increase in revenue miles was due to an increase in loads hauled and that the increase in average haul length was due to a longer average haul length on the additional loads. The Company also has added disclosure regarding the percentage of the increased loads attributable to the terminals servicing the Pipeline business. Please note that the Company cannot precisely determine the number of additional loads attributable to the acquired Pipeline business because the Company was already serving many of the customers served by Pipeline.

Capital Resources and Liquidity, page 108

26.	We note that you will enter into a new revolving line of credit with Wells Fargo Bank, N.A. Please file the agreement as an exhibit with your registration statement.

Company Response: The Company has amended the exhibit list to the Form 10 to include the revolving line of credit agreement with Wells Fargo Bank, N.A.

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Audited Combined Financial Statements of New Patriot, page F-1

Combined Balance Sheets, page F-2

27.	We note from your discussion of liquidity on page 109 that, following the separation, you expect to have access to capital through borrowing capacity under a new $25 million revolving line of credit, and that you expect to borrow $7 to $9 million in order to satisfy indebtedness of Existing Patriot in connection with the acquisition of Pipeline Transportation in November 2013. Please confirm our understanding that the amount you expect to pay to Existing Patriot related to the Pipeline acquisition is included in long term debt of $10.2 million as of June 30, 2014. If correct, please revise to clarify that this amount is included in the allocation of long term debt from Existing Patriot. If our understanding is not correct, please tell us how this amount is recorded in your financial statements.

Company Response: The Company confirms that the $7 to $9 million that it expects to borrow to pay indebtedness of Existing Patriot is included in long term debt of $10.2 million as of June 30, 2014. The Company has revised the disclosure on pages 5, 7 and 112 to respond to the Staff’s comment.

28.	As a related matter, please tell us whether the payment is a condition of the separation.

Company Response: The Company advises you that the payment is not a condition of the separation.

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set fort in Annex A to this letter.

Please contact me at (904) 665-3601 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at daniel.nunn@nelsonmullins.com and facsimile transmissions may be sent to my attention at (904) 665-3621.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

cc:   Theresa Messinese

Amy Geddes

Ryan Adams

Loan Lauren P. Nguyen

Special Counsel

U.S. Securities and Exchange Commission

October 2, 2014

Annex A

On behalf of New Patriot Transportation Holding, Inc. (the “Company”), and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-36605, the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New Patriot Transportation Holding, Inc.

By	/s/ John D. Milton, Jr.
John D. Milton, Jr.
Executive Vice President
and Chief Financial Officer